Exhibit 3.1.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

SOUTHERN FIRST BANCSHARES, INC.

(as amended effective May 30, 2024)

(redline version of amended sections)

ARTICLE THREE

CAPITALIZATION

The Corporation shall have the authority, exercisable by its board of directors, to issue up to ~~10,000,000~~20,000,000 shares of voting common stock, par value $.01 per share, and to issue up to 10,000,000 shares of preferred stock, par value $.01 per share~~, of which 17,299 shares have been designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series T, having the voting powers, preferences and relative participating, optional and other special rights, and qualifications, limitations and restrictions thereof set forth on the Certificate of Designations attached hereto and made a part hereof~~. The board of directors shall have the authority to specify the preferences, limitations and relative rights of each class of preferred stock.